UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Oncothyreon Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
682324108
(CUSIP Number)
August 7, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.     ☐ Rule 13d-1(b)

b.     ☑ Rule 13d-1(c)

c.     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	682324108

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only)
	Cranshire Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,505,017

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER

		1,505,017

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,505,017 (see Item 4)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.8% (see Item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	682324108

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only)
	Downsview Capital, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,505,017

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER

		1,505,017

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,505,017 (see Item 4)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.8% (see Item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO; HC

CUSIP No.	682324108

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only)
	Mitchell P. Kopin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,505,017

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER

		1,505,017

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,505,017 (see Item 4)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.8% (see Item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

Item 1.
(a)	Name of Issuer

Oncothyreon Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

2601 Fourth Avenue, Suite 500 Seattle, Washington 98121
Item 2.
(a)	Name of Person Filing

(b)	Address of Principal Business Office or, if none, Residence

(c)	Citizenship

This Schedule 13G is being filed on behalf of (i) Cranshire Capital, L.P., an Illinois limited partnership (“Cranshire”), (ii) Downsview Capital, Inc., an Illinois corporation (“Downsview”), and (iii) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin,” together with Cranshire and Downsview, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of all of the Reporting Persons is 3100 Dundee Road, Suite 703, Northbrook, Illinois 60062.

(d)	Title of Class of Securities

Common stock, $0.0001 par value per share, of the Issuer (the “Common Stock”)

(e)	CUSIP Number

682324108
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership.
(a) and (b):

As of the close of business on August 7, 2009, each of the Reporting Persons may be deemed to have beneficial ownership of 1,507,017 shares of Common Stock, including (i) 342,075 shares of Common Stock issuable upon exercise of a warrant (“Warrant 1”) and (ii) 24,691 shares of Common Stock issuable upon exercise of a second warrant (“Warrant 2”), in each case, held by Cranshire, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 5.8% of the Common Stock, based on (1) 25,651,927 shares of Common Stock issued and outstanding on August 7, 2009, plus (2) 366,766 shares of Common Stock in the aggregate issuable upon exercise of Warrant 1 and Warrant 2. The foregoing excludes 225,000 shares of Common Stock issuable upon exercise of a third warrant held by Cranshire (“Warrant 3”) because such warrant is not exercisable until the six month anniversary of the issuance date thereof (which was May 26, 2009). Assuming Warrant 3 is currently exercisable, each of the Reporting Persons would be deemed to beneficially own 1,732,017 shares of Common Stock.

As of the close of business on August 10, 2009, each of the Reporting Persons may be deemed to have beneficial ownership of 1,505,017 shares of Common Stock, including (i) 342,075 shares of Common Stock issuable upon exercise of Warrant 1 and (ii) 24,691 shares of Common Stock issuable upon exercise of Warrant 2, in each case, held by Cranshire, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 5.8% of the Common Stock, based on (1) 25,651,927 shares of Common Stock issued and outstanding on August 7, 2009, plus (2) 366,766 shares of Common Stock in the aggregate issuable upon exercise of Warrant 1 and Warrant 2. The foregoing excludes 225,000 shares of Common Stock issuable upon exercise of Warrant 3 because such warrant is not exercisable until the six month anniversary of the issuance date thereof (which was May 26, 2009). Assuming Warrant 3 is currently exercisable, each of the Reporting Persons would be deemed to beneficially own 1,730,017 shares of Common Stock.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote 1,505,017.

(iii)	Sole power to dispose or to direct the disposition of 0.

(iv)	Shared power to dispose or to direct the disposition of 1,505,017.
Item 5. Ownership of Five Percent or Less of a Class
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
          Date: August 10, 2009

CRANSHIRE CAPITAL, L.P. By: Downsview Capital, Inc., its general partner
By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

DOWNSVIEW CAPITAL, INC.
By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

/s/ Mitchell P. Kopin
Mitchell P. Kopin

Exhibit 1
JOINT FILING AGREEMENT
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Dated: August 10, 2009

CRANSHIRE CAPITAL, L.P. By: Downsview Capital, Inc., its general partner
By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

DOWNSVIEW CAPITAL, INC.
By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

/s/ Mitchell P. Kopin
Mitchell P. Kopin